

May 14, 2025

Shaolin Hong
Chief Executive Officer
Fuxing China Group Ltd
Hangbian Industry Area
Longhu Town, Jinjiang City
Fujian Province 362241
China

> **Re: Fuxing China Group Ltd**
> **Amendment No. 9 to Registration Statement on Form F-1**
> **Filed May 9, 2025**
> **File No. 333-278459**

Dear Shaolin Hong:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 28, 2025 letter.

Form F-1/A filed May 9, 2025

General

1. Pursuant to Item 8.A.4 of Form 20-F, please provide audited financial statements that are no more than twelve months old. Alternatively, to the extent you meet the 15-month criteria outlined in Instruction 2 to Item 8.A.4, file the necessary representations as an exhibit to the registration statement.

Please contact SiSi Cheng at 202-551-5004 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing